UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on August 4, 2025, NETCLASS TECHNOLOGY INC (the “Company”) issued a certain Convertible Promissory Note in the original principal amount of $2,200,000.00 (the “Note”) to an accredited investor (the “Holder”) pursuant to that the certain Securities Purchase Agreement between the Company and the Holder dated August 1, 2025.

On August 13, 2026, the Company entered into an Amendment to Convertible Promissory Note (the “Amendment Agreement”) with the Holder, pursuant to which the parties agreed to extend the maturity date of the Note to November 5, 2026, and the Company agrees to pay to the Holder an extension fee in an amount equal to two and one-half percent (2.5%) of the outstanding balance of the Note immediately prior to giving effect to the Extension (the “Extension Fee”). Such Extension Fee was added to the outstanding balance of the Note. As of the date of the Amendment Agreement, the outstanding balance of the Note, following the application of the Extension Fee, was $2,167,914.73.

The foregoing description of the Amendment Agreement are qualified in their entirety by reference to the provisions of the form of the Amendment Agreement filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of the Amendment to Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 14, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)